GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NYSE Ticker: GCDT)

NOTICE OF EXTRAORDINARY GENERAL MEETING to be held on August 10, 2026
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "**EGM**") of Green Circle Decarbonize Technology Limited (the "**Company**" or "**Green Circle**") will be held at 10:00 a.m. on August 10, 2026 (Hong Kong time which is equivalent to Eastern time 10:00 p.m. on August 9, 2026) at Suites 707-709, 7/F., 12 Taikoo Wan Road, Taikoo, Hong Kong, for the purposes of considering and, if thought fit, passing the following resolutions as ordinary or special resolution(s):

1. ORDINARY RESOLUTION — INCREASE OF AUTHORISED SHARE CAPITAL

"**THAT** with effect from the date of passing of this resolution:-

(a) the authorized share capital of the Company be and is hereby increased from US$50,000 divided into 50,000,000 shares of a par value of US$0.001 each to US$5,000,000 divided into 5,000,000,000 shares of a par value of US$0.001 each by the creation of an additional 4,950,000,000 shares of a par value of US$0.001 each ranking pari passu with the existing shares of the Company (the "**Share Capital Increase**");

(b) each director of the Company (the "**Director**") be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(c) the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein."

2. SPECIAL RESOLUTION — CREATION OF CLASS A AND CLASS B SHARES AND ADOPTION OF NEW M&A

"**THAT AS A SPECIAL RESOLUTION**, subject to and conditional upon ordinary resolution no. 1 being approved, with effect from the first business day (meaning a day other than a Saturday, Sunday or public holiday in the United States of America on which banks are open for general business) following the date of passing of this resolution:-

(a) the authorized share capital of the Company shall be re-classified by re-classifying 5,000,000,000 shares of a par value of US$0.001 each as 4,993,640,000 class A ordinary shares of a par value of US$0.001 each (the "**Class A Shares**", each such share carrying one (1) vote per share with all rights, restrictions and privileges remaining identical to the existing shares of the Company) and 6,360,000 shares of a par value of US$0.001 each as 6,360,000 class B ordinary shares of US$0.001 each

(the "**Class B Shares**", each such share carrying fifty (50) votes per share with such rights, restrictions and privileges as set out in the New M&A (as defined below)) (the Class A Shares together with the Class B Shares, the "**Shares**") (the "**Reclassification**") so that the authorized share capital of the Company shall be US$5,000,000 divided into 5,000,000,000 shares of a par value of US$0.001 each comprised of 4,993,640,000 Class A Shares of a par value of US$0.001 each and 6,360,000 Class B Shares of a par value of US$0.001 each, such shares having the rights, restrictions and privileges as set out in the New M&A (as defined below);

(b) contemporaneously upon the Reclassification taking effect, each issued share of a par value of US$0.001 each of the Company shall be re-designated as an issued Class A Share (the "**Re-designation**") with all rights, restrictions and privileges remaining identical to the existing issued shares of the Company;

(c) immediately following the Re-designation, 5,280,000 Class A Shares then held by Joyful Star Limited ("**Joyful Star**") shall be repurchased and cancelled by the Company and in consideration, the Company shall allot and issue to Joyful Star (or such other person as directed) 5,280,000 Class B Shares, credited as fully paid-up;

(d) immediately following the Re-designation, 1,080,000 Class A Shares then held by Green Circle Limited ("**GCL**") shall be repurchased and cancelled by the Company and in consideration, the Company shall allot and issue to GCL (or such other person as directed) 1,080,000 Class B Shares, credited as fully paid-up;

(e) the second amended and restated memorandum of association and articles of association of the Company (the "**New M&A**") containing the amendments (shown as blackline) to the existing amended and restated memorandum of association and articles of association in the form set out in Annex I (without showing the blackline), be and are approved and adopted as the new memorandum of association and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum of association and articles of association of the Company;

(f) each director of the Company (the "**Director**") be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the Class A Shares and/or Class B Shares, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(g) the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein."

3. ORDINARY RESOLUTION — SHARE CONSOLIDATION

"**THAT** with effect from such date and time to be determined by the board of directors of the Company (the "**Effective Date**") provided that such date shall not be later than February 6, 2027:

(a) every two (2) to two hundred (200) issued and unissued shares of all classes or series of a par value of US$0.001 each in the share capital of the Company (the "**Range**"), with the exact ratio to be set at a specified number within the Range to be determined by the board of directors of the Company in their discretion by not later than the Effective Date (the "**Consolidation Ratio**"), be consolidated into one (1) share (the "**Consolidated Share(s)**", and such share consolidation, the "**Share Consolidation**"), such Consolidated Share(s) shall have the rights and be subject to restrictions set out in the memorandum and articles of association of the Company then in effect, and that the board of directors of the Company be and is hereby granted with full authority to determine the Consolidation Ratio by not later than the Effective Date;

(b) all fractional Consolidated Share(s) will not be issued to the shareholders of the Company and the Company is, to the extent permissible under applicable laws, regulations and the memorandum and articles of association of the Company, authorised to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one consolidated share in lieu of any fractional share that would have resulted from the Share Consolidation;

(c) the board of directors of the Company be and is hereby granted with full authority to determine the Effective Date of the Share Consolidation failing which this resolution shall not take any effect;

(d) each director of the Company (the "**Director**") be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the Consolidated Shares of the Company, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(e) the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein."

Please refer to Annex I hereto for the form of the New M&A containing the amendments (shown as blackline) to the existing amended and restated memorandum and articles of association, proposed to be adopted at the EGM.

The board of directors of the Company has fixed the close of business on July 14, 2026 (Eastern Time) as the record date (the "**Record Date**") for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjournment or postponement thereof. Holders of

record of the Company's issued shares at the close of business on the Record Date or their proxy holders are entitled to attend, and to vote at, the EGM and any adjournment or postponement thereof. Your vote is important. Whether or not you expect to attend the EGM, we request that you submit your proxy card or voting instructions as promptly as possible.

By Order of the Board of Directors,
Green Circle Decarbonize Technology Limited

/s/ Chan Kam Biu Richard
Chan Kam Biu Richard
Chief Executive Officer and Director

July 17, 2026